UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K(A)



              X      Annual Report Pursuant to Section 15(d)
           -------

                     Of the Securities Exchange Act of 1934
                   For the Fiscal Year Ended December 31, 2004

                                       or

                   Transition Report Pursuant to Section 15(d)
           -------

                     Of the Securities Exchange Act of 1934

          For the Transition Period from _____________ to _____________


                         Commission File Number 1-14762


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN
                              (Full Title of Plan)


                            THE SERVICEMASTER COMPANY
                                 3250 Lacey Road
                          Downers Grove, Illinois 60515

                             (Name of Issuer of the
                      Securities Held Pursuant to the Plan
               And the Address of the Principal Executive Office)

Explanatory Note:
This amendment is being filed for the purpose of providing a conformed consent of the Plan's Independent Registered Public Accounting Firm. The consent in the previously filed Form 11-K inadvertently omitted the signature of the Independent Registered Public Accounting Firm.


                                     *****

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


 SERVICEMASTER Profit Sharing and Retirement Plan



By:        /s/ Deborah A. O'Connor
     ------------------------------------
     Deborah A. O'Connor
     Senior Vice President and Controller



By:       /s/ Eric R. Zarnikow
     ------------------------------------
     Eric R. Zarnikow
     Senior Vice President and Treasurer


Date:  June 29, 2005

       ServiceMaster
       Profit Sharing and Retirement Plan

       Financial Statements
       as of December 31, 2004 and 2003,
       and for the Year Ended December 31, 2004, and Supplemental Schedule as of
       December 31, 2004, and Report of
       Independent Registered Public Accounting Firm

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                            1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                                2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2004                                                                                  3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2004                                                                                      11

EXHIBITS:

   23.1  Consent of Independent Registered Public Accounting Firm                                                 12


NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Equity Plans Administrative Committee
ServiceMaster Profit Sharing and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Memphis, Tennessee
June 27, 2005

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
-------------------------------------------------------------------------------

                                                                                         2004                 2003

ASSETS:
  Non-interest-bearing cash                                                          $     75,188          $    14,511

  Investments:
    Participant-directed investments (Note 3)                                         259,377,688           231,761,624
    The ServiceMaster Company Common Stock Fund (Note 4)                               56,674,648            51,438,841
                                                                                    -------------         -------------
           Total investments                                                          316,052,336           283,200,465
                                                                                    -------------         -------------
  Receivables:
    Employer contribution receivable                                                    8,427,132             4,284,128
    Employee contribution receivable                                                      133,267               702,936
                                                                                    -------------         -------------
           Total receivables                                                            8,560,399             4,987,064
                                                                                    -------------         -------------
NET ASSETS AVAILABLE FOR BENEFITS                                                   $ 324,687,923         $ 288,202,040
                                                                                    =============         =============


See notes to financial statements.

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------------------------------

ADDITIONS:
  Contributions:
    Employee contributions                                                                                  $ 22,330,850
    Rollover contributions                                                                                     1,123,382
    Employer contributions (Note 1)                                                                            8,133,352
                                                                                                           -------------
             Total contributions                                                                              31,587,584
                                                                                                           -------------
  Investment income:
    Net appreciation in fair value of investments                                                             29,904,052
    Dividends from The ServiceMaster Company Common Stock Fund                                                 1,876,244
    Interest from participant loans                                                                              519,736
                                                                                                           -------------
             Net investment income                                                                            32,300,032
                                                                                                           -------------
             Total additions                                                                                  63,887,616
                                                                                                           -------------
DEDUCTIONS:
  Benefits paid to participants                                                                               26,988,409
  Deemed distributions of loans to participants                                                                  368,514
  Administrative expenses                                                                                         44,810
                                                                                                           -------------
             Total deductions                                                                                 27,401,733
                                                                                                           -------------
INCREASE IN NET ASSETS                                                                                        36,485,883

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                                          288,202,040
                                                                                                           -------------
  End of year                                                                                              $ 324,687,923
                                                                                                           =============


See notes to financial statements.

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      General--The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The ServiceMaster Profit Sharing and Retirement Plan (the "Plan") is a defined contribution plan covering substantially all nonunion employees of The ServiceMaster Company and its subsidiaries (the "Company") who have completed 90 days of service and are at least 18 years of age. Leased employees and employees who are or who become covered by a collective bargaining agreement which does not allow for Plan participation, are not eligible to participate in the Plan. The Plan is administered by the Equity Plans Administrative Committee. T. Rowe Price Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      Contributions--Participants may elect to contribute a minimum of 1% up to a maximum of 75% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The first 4% of pretax compensation (base contribution) contributed to the Plan is eligible for a discretionary employer matching contribution. The Company matching contribution is determined each year by the Board of Directors. The matching contribution may differ among employee groups. In 2004, half of the Company's matching contribution was made in shares of The ServiceMaster Company common stock and is invested directly in The ServiceMaster Company Common Stock Fund, and the other half was made in cash and was invested according to the participants' direction. In 2005, the Company remitted to the Plan 346,560 shares of The ServiceMaster Company common stock at a fair value of $4,571,128 and the remainder of the employer matching contribution for the 2004 plan year was made in cash. After the Company matching contribution is made, participants have complete investment discretion over all Company contributions. The Board of Directors approved a Company matching contribution of 65% and 32.5% of participants' base contribution across all employee groups for the year ended December 31, 2004 and 2003, respectively. Participants may also contribute amounts representing distributions from other qualified plans.

      Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and an allocation of the Company's discretionary contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses, where applicable. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Investments--Participants direct the investment of their contributions into various investment options offered by the Plan, which currently consist of The ServiceMaster Company Common Stock Fund, 16 mutual funds, and 3 common/collective trust funds.

      Vesting--Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions, and earnings thereon, is based on the following schedule, except in the event of death or permanent disability, in which case the participant immediately becomes 100% vested:

      Completed Years                                                  Percent
        of Service                                                     Vested

      Less than 2 years of service                                       0 %
      2 years of service but less than 3                                25
      3 years of service but less than 4                                50
      4 years of service but less than 5                                75
      5 years of service or more                                       100

      Participant Loans--Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of: (a) $50,000 or (b) 50% of their vested account balance (limited to the value of the participant's contributions and earnings thereon), minus their highest outstanding loan balance in the previous 12 months. A participant's loan is secured by the balance in the participant's account and bears interest at the Prime interest rate as listed in The Wall Street Journal on the first business day of the month in which the loan is issued, plus 1%. Principal and interest are paid ratably through payroll deductions.

      Benefit Payments--A participant may elect to have the value of his or her vested account (minus any outstanding loan balance) distributed to him or her upon permanent disability, upon reaching normal retirement age (65), or upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, or annual installments for a specified number of years not to exceed the participant's life expectancy and that of his or her beneficiary. At the time of distribution, shares of The ServiceMaster Company common stock in the participant's account can be taken in kind or in cash.

      Forfeitures--Forfeitures are first used to reinstate all rehired participants' forfeitures, and then they are used to offset a portion of the employer's matching contribution and/or used to pay certain plan expenses normally paid by the Company. Unallocated forfeitures were $273,261 and $288,297 at December 31, 2004 and 2003, respectively.
      Forfeitures in the amount of $217,348 were used to offset a portion of the employer's matching contribution for the plan year ended December 31, 2004.

      Change in Service Providers--During 2004, the Plan changed the record keeper and trustee of the Plan from Putnam Fiduciary Trust Company ("Putnam") to T. Rowe Price Trust Company ("T. Rowe Price"). Total assets converted from Putnam on September 30, 2004 were $296,572,255, while the total assets converted into T. Rowe Price on October 1, 2004 were $296,571,347. The slight variance between the conversion out and conversion in numbers is attributable to several factors including, but not limited to, market experience.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment securities, including The ServiceMaster Company Common Stock Fund, mutual funds, common/collective trust funds, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Investment Valuation and Income Recognition--The Plan's investments, other than the ServiceMaster Stable Value Fund, are stated at fair value based on quoted market prices or estimated fair value as reported by the Plan's trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      The ServiceMaster Stable Value Fund invests in the T. Rowe Price Stable Value Fund and can invest in guaranteed investment contracts, funding agreements and security-backed investment contracts, and separate accounts issued or wrapped by insurance companies, banks, or other financial institutions (collectively referred to herein as "Investment Contracts"). Investment Contracts are carried at cost plus accrued interest ("Book Value"). Investment Contracts are normally held to maturity, and meet the fully benefit responsive requirements of AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". At December 31, 2004, The ServiceMaster Stable Value Fund was 100% invested in the T. Rowe Price Stable Value Fund, with no additional types of investments. At December 31, 2003, The ServiceMaster Stable Value Fund was 100% invested in the Putnam Stable Value Fund, with no additional types of investments.

      Administrative Expenses--Administrative expenses are paid by the Plan to the extent not paid by the Company. Expenses paid by the Company include payments to third-party service providers for trust, investment, and legal services, among others. Expenses paid by the Plan include participant loan initiation and maintenance fees.

      Payment of Benefits--Benefit payments to participants are recorded upon distribution. There were no amounts, exclusive of distributions for which participants have elected to be paid on an installment basis, allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2004.

3.    INVESTMENTS

      The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:


                                                                               2004               2003

      Putnam Investors Fund, 0 and 1,966,629 shares,
        respectively                                                       $ -                $22,242,569
      The George Putnam Fund of Boston CL Y,
        0 and 3,807,533 shares, respectively                                                   64,804,219
      The Putnam Fund for Growth & Income CL Y,
        0 and 1,165,867 shares, respectively                                                   20,670,826
      Putnam Bond Index Fund, 0 and 2,926,408 shares,
        respectively                                                                           39,506,507
      Putnam S&P 500 Index Fund, 0 and 767,076
        shares, respectively                                                                   21,309,375
      ServiceMaster Stable Value Fund, 23,139,511 and
        23,238,464 shares, respectively                                     23,139,511         23,238,464
      The ServiceMaster Company Common Stock Fund,
        4,109,837 and 4,415,351 shares, respectively                        56,674,648*        51,438,841*
      T. Rowe Price Retirement 2020 Fund,
        1,287,948 and 0 shares, respectively                                19,177,541
      T. Rowe Price Retirement 2025 Fund,
        1,900,514 and 0 shares, respectively                                20,696,602
      T. Rowe Price Equity Index Fund, 1,299,266 and
        0 shares, respectively                                              44,395,923
      T. Rowe Price Bond Index Fund, 1,725,684 and
        0 shares, respectively                                              37,913,283
      T. Rowe Price Equity Income Fund, 845,510 and
        0  shares, respectively                                              22,482,113


      * Includes both participant-directed and nonparticipant-directed amounts.

      During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

      Mutual funds*                                                                          $ 14,696,602
      Common/collective trust funds*                                                            6,005,090
      The ServiceMaster Company Common Stock Fund                                               9,202,360
                                                                                             ------------
      Net appreciation of investments                                                        $ 29,904,052
                                                                                             ============


     * The appreciation on mutual funds and common/collective trust funds includes dividends, interest, and miscellaneous cash earnings on those investments.

4.    THE SERVICEMASTER COMPANY COMMON STOCK FUND

      Investments in the Plan are participant-directed, except for half of the Company's matching contribution, which is invested directly in The ServiceMaster Company Common Stock Fund. After the Company matching contribution is made, participants have complete investment discretion over all Company contributions. Participants, at their discretion, may also direct their investment to The ServiceMaster Company Common Stock Fund. Information about the net assets as of December 31, 2004 and 2003 and the significant components of the changes in net assets relating to The ServiceMaster Company Common Stock Fund for the year ended December 31, 2004 is as follows:


                                                                               As of December 31
                                                                     --------------------------------------
                                                                                2004               2003

      Net assets:
        The ServiceMaster Company Common Stock Fund                       $ 56,674,648       $ 51,438,841

      Changes in net assets:
        Contributions                                                        4,096,115
        Dividends from The ServiceMaster Company Common
          Stock Fund                                                         1,876,244
        Net investment appreciation                                          9,202,360
        Benefits paid to participants                                       (5,470,688)
        Net transfers into other investments                                (4,465,501)
        Administrative expenses                                                 (2,723)
                                                                           -------------
      Net change                                                             5,235,807

      The ServiceMaster Company Common Stock Fund
        Beginning of year                                                   51,438,841
      The ServiceMaster Company Common Stock Fund                          -------------
        End of year                                                       $ 56,674,648
                                                                           =============



5.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds and interests in common/collective trust funds managed by T. Rowe Price. T. Rowe Price acts as trustee, as defined by the Plan, and recordkeeper for the Plan. The Plan also allows participants to invest in Company stock and allows loans to participants. In addition, one-half of the Company matching contribution is invested directly in The ServiceMaster Company Common Stock Fund. After the Company matching contribution is made, participants have complete investment direction over all Company matching contributions. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      At December 31, 2004 and 2003, the Plan held 4,109,837 and 4,415,351 shares, respectively, of common stock of The ServiceMaster Company, the sponsoring employer, with a cost basis of $43,326,610 and $46,145,904, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $1,876,244 from its investment in The ServiceMaster Company Common Stock Fund.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their accounts.

7.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service had determined and informed the Company by a letter dated August 27, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income tax has been included in the financial statements.

                                     ******

                              SUPPLEMENTAL SCHEDULE

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004
-------------------------------------------------------------------------------


                                 (b) Identity of Issue/                                                   (e) Current
 (a)                          (c) Description of Investment                            (d) Cost              Value

      MUTUAL FUNDS:
  *     T. Rowe Price Retirement 2005 Fund                                               N/A                   $ 4,396,521
  *     T. Rowe Price Retirement 2010 Fund                                               N/A                    10,134,968
  *     T. Rowe Price Retirement 2015 Fund                                               N/A                    15,260,835
  *     T. Rowe Price Retirement 2020 Fund                                               N/A                    19,177,541
  *     T. Rowe Price Retirement 2025 Fund                                               N/A                    20,696,602
  *     T. Rowe Price Retirement 2030 Fund                                               N/A                    14,940,735
  *     T. Rowe Price Retirement 2035 Fund                                               N/A                     9,194,497
  *     T. Rowe Price Retirement 2040 Fund                                               N/A                     4,431,773
  *     T. Rowe Price Retirement Income Fund                                             N/A                     1,682,602
  *     T. Rowe Price International Growth & Income Fund                                 N/A                     3,207,441
  *     T. Rowe Price Mid-Cap Value Fund                                                 N/A                     2,279,232
  *     T. Rowe Price Growth Stock Fund                                                  N/A                     2,652,648
  *     T. Rowe Price New Horizons Fund                                                  N/A                       629,257
  *     T. Rowe Price Equity Income Fund                                                 N/A                    22,482,113
        Vanguard Mid-Cap Growth Fund                                                     N/A                     3,990,981
        Vanguard Small Cap Value Index Fund                                              N/A                     8,077,232
      COMMON/COLLECTIVE TRUST FUNDS:
  *     T. Rowe Price Bond Index                                                         N/A                    37,913,283
  *     ServiceMaster Stable Value Fund                                                  N/A                    23,139,511
  *     T. Rowe Price Equity Index                                                       N/A                    44,395,923
      EMPLOYER SECURITIES Common shares:
  *     The ServiceMaster Company Common Stock Fund                                 $ 43,326,610                56,674,648
  *   PARTICIPANT LOANS (Interest rates generally from 5.00% to
        10.50% maturing 2005 to 2011)                                                    N/A                    10,693,993
                                                                                                             -------------
      Total                                                                                                  $ 316,052,336
                                                                                                             =============

  *      Party-in-interest.

  N/A: Cost information is not required for participant-directed investments and, therefore, is not included. The ServiceMaster Company Common Stock Fund includes both participant-directed and nonparticipant-directed investments.